UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___ )*



                            Dendo Global Corp.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                              ______________
                              (CUSIP Number)

                               Lindsay Hedin
                            453 West 225 South
                          Providence, Utah 84332
                            Tel. (435) 755-9602
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              March 30, 2004
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1    Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (Entities Only)
              Lindsay Hedin

2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __
     (b) __

3    SEC Use Only

4    Source of Funds (See Instructions)
              PF

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
              Not applicable

6    Citizenship of Place of Organization
              Nevada

Number of Shares Beneficially Owned by Each Reporting Person With

        7    Sole Voting Power
                  15,000,000

        8    Shared Voting Power
                   --

        9    Sole Dispositive Power
                   15,000,000

       10   Shared Dispositive Power
                   --

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                     15,000,000

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)   ___


13   Percentage of Class Represented by Amount in Row (11)
                     52%

14   Type of Reporting Person (See Instructions)
                     IN

 Item 1. Security and Issuer

     This statement on Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Dendo Global Corp., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 453 West 225 South, Providence, Utah 84332.

Item 2. Identity and Background

     This statement is being filed by Mr. Lindsay Hedin ("Reporting Person"). Reporting Person is the sole officer and director of the Company. Mr. Hedin's business address is 453 West 225 South, Providence, Utah 84332. Mr. Hedin's principal employment is as a sales manager for Zerox Corporation. During the last five years, the Reporting Person has not have been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hedin is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired 15,000,000 shares of the Company's common stock (the "Shares") from the Company for $15,000.

Item 4.   Purpose of Transaction

     On March 30, 2004, the Company approved and closed on the sale of Shares of newly issued and restricted shares of common stock of the Company to Mr. Lindsay Hedin for an aggregate purchase price of $15,000 in a private offering. The Shares represented approximately fifty-two percent (52%) of the total issued and outstanding shares of common stock of the Company immediately after the sale. After the sale of the Shares, Mr. Cornelius A. Hofman resigned as an officer and director of the Company. Prior to Mr. Hofman's resignation, Mr. Lindsay Hedin was appointed as a director of the Company and as the chief executive officer, president, chief financial officer, secretary and treasurer of the Company. The Reporting Person acquired the Company shares for investment purposes. The Reporting Person does not have any plans or proposals to enter into any other agreements or transactions with the Company, except for such arrangements as may arise as a result of the Reporting Person being the sole officer and director of the Company.

Item 5. Interest in Securities of the Issuer

(a) As of March 30, 2004, the Reporting Person owned beneficially and of record 15,000,000 Shares, which constitutes approximately 52% of the Company's outstanding common stock.

(b) The Reporting Person has sole voting power and dispositive power with respect to the 15,000,000 Shares that are held of record by him.

(c) The Reporting Person has not effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by the Reporting Person.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits

     Exhibit A - Subscription Agreement between the Company and the Reporting Person


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2004

                                /s/ Lindsay Hedin
                                Lindsay Hedin

                                 Exhibit A


                          SUBSCRIPTION AGREEMENT

                            Dendo Global Corp.
               5555 North Star Ridge Way, Star, Idaho 83669

      THIS SUBSCRIPTION AGREEMENT ("Agreement") made this 30th day of March, 2004, by and between Dendo Global Corp., a Nevada corporation (the "Company"), and the undersigned (the "Subscriber"), who, for and in consideration of the mutual promises and covenants set forth herein, do hereto agree as follows:

      1. Subscription. The Subscriber hereby subscribes for 15,000,000 shares of the Company's common stock (the "Shares") at a purchase price of fifteen thousand dollars ($15,000) and hereby makes a capital contribution to the Company in the amount of fifteen thousand dollars ($15,000). The subscription evidenced by this Agreement is an irrevocable offer by the Subscriber to subscribe for the Shares, and, subject to the terms hereof, shall become upon the acceptance thereof by the Company, a contract for the sale of said Shares. Upon acceptance of this subscription by the Company, the net proceeds will be available for immediate use by the Company.

      2. Acceptance. This Agreement is made subject to the Company's discretionary right to accept or reject the subscription herein in whole or in part, and the Subscriber will be promptly notified as to whether the subscription has been accepted. If the Company shall for any reason reject all or part of this Subscription, the amount paid by the Subscriber with respect to the rejected Subscription, or part thereof, will be refunded, without interest. Acceptance of this Subscription by the Company will be evidenced by the execution hereof by an officer of the Company.

     3. Subscriber Representations. The Subscriber hereby represents and warrants that:

           (a) The Subscriber's representations in this Agreement are complete and accurate to the best of the Subscriber's knowledge, and the Company may rely upon them. The Subscriber will notify the Company immediately if any material change occurs in any of this information before the sale of the Shares.

           (b) The Subscriber is able to bear the economic risk of an investment in the Shares for an indefinite period of time, can afford the loss of the entire investment in the Shares, and will, after making an investment in the Shares, have sufficient means of providing for Subscriber's current needs and possible future contingencies. Additionally, the Subscriber's overall commitment to investments that are not readily marketable is not disproportionate to Subscriber's net worth and this Subscription will not cause such overall commitment to become excessive.

           (c) The Shares subscribed for herein will not be sold by the Subscriber without registration under applicable securities acts or a proper exemption from such registration.

          (d) The Shares subscribed for herein are being acquired for the Subscriber's own account and risk, for investment purposes, and not on behalf of any other person or with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. The Subscriber is aware that there are substantial restrictions on the transferability of the Shares.

                (e)   The  Subscriber  has  had  access  to  any  and  all
     information concerning the Company that the Subscriber and the Subscriber's financial, tax and legal advisors required or considered necessary to make a proper evaluation of this investment. The Company has advised the Subscriber that the Company has information that may be material to the Subscriber's investment decision. The Subscriber has requested, however, that the Company not supply the Subscriber with any information in connection with this transaction. In making the decision to purchase the Shares herein subscribed for, the Subscriber and his or her advisers have relied solely upon their own independent investigations, and fully understand that there are no guarantees, assurances or promises in connection with any investment hereunder and understand that the particular tax consequences arising from this investment in the Company will depend upon the individual circumstances of the Subscriber. The Subscriber further understands that no opinion is being given as to any securities or tax matters involving the offering.

          (f) All of the representations and warranties of the Subscriber contained herein and all information furnished by the Subscriber to the Company are true, correct and complete in all respects, and the Subscriber agrees to notify the Company immediately of any change in any representation, warranty or other information set forth herein.

           (g) The Subscriber also understands and agrees that stop transfer instructions relating to the Shares will be placed in the Company's stock transfer ledger, and that the certificates evidencing the Shares sold will bear legends in substantially the following form:

                The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

           (h) The Subscriber knows that the Shares subscribed for herein are offered and sold pursuant to exemptions from registration under the Securities Act of 1933, and state securities law based, in part, on these warranties and representations, which are the very essence of this Agreement, and constitute a material part of the bargained-for consideration without which this Agreement would not have been executed.

          (i) The Subscriber has the capacity to protect Subscriber's own interest in connection with this transaction or has a pre-existing personal or business relationship with the Company or one or more of its officers, directors or controlling persons consisting of personal or business contacts of a nature and duration such as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of such person with whom such relationship exists.

           (j) This Agreement when fully executed and delivered by the Company will constitute a valid and legally binding obligation of the Subscriber, enforceable in accordance with its terms. The Subscriber, if it is a partnership, joint venture, corporation, trust or other entity, was not formed or organized for the specific purpose of acquiring the Shares. The purchase of the Shares by the Subscriber, if it is an entity investor, is a permissible investment in accordance with the Subscriber's Articles of Incorporation, Bylaws, partnership agreement, declaration of trust or other similar charter document, and has been duly approved by all requisite action by the entity's owners, directors, officers or other authorized managers. The person signing this document and all documents necessary to consummate the purchase of the Shares has all requisite authority to sign such documents on behalf of the Subscriber, if it is an entity investor.

           (k) The Shares offered hereby were not offered to the Subscriber by way of general solicitation or general advertising and at no time was the Subscriber presented with or solicited by means of any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement.

            (l) If initialed below, the Subscriber represents that Subscriber is an "accredited investor" as defined under Rule 501 of Regulation D by reason of:

(INITIAL IF APPLICABLE):



1. I had individual income (exclusive of any income attributable to my spouse) in excess of $200,000 in each of the most recent two years and I reasonably expect to have an individual income in excess of $200,000 for the current year, or I had joint income with my spouse in excess of $300,000 in each of those years and I reasonably expect to have a joint income with my spouse in excess of $300,000 for the current year.

______
Initial
Here



2. I have an individual net worth, or my spouse and I have a combined individual net worth, in excess of $1,000,000. For purposes of this Agreement, "individual net worth" means the excess of total assets at fair market value, including home and personal property, over total liabilities.

______
Initial
Here


3. I am qualified as an "accredited investor" pursuant to Rule 501(a) of Regulation D of the 1933 Act for the following reason:
      _____________________________________________________
      _____________________________________________________

______
Initial
Here


As evidence of the foregoing, the undersigned may be asked to complete a Purchaser Questionnaire.

      4. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the matters covered thereby, and may only be amended by a writing executed by all parties hereto.

      5. Survival of Representations. The representations, warranties, acknowledgments and agreements made by the Subscriber shall survive the acceptance of this Subscription and run in favor of, and for the benefit of, the Company.

      6. Waiver. No waiver or modification of any of the terms of this Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision hereof shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Agreement.

      7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      8. Notices. Except as otherwise required in this Agreement, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid, addressed as follows:

          To the Company:   5555 North Star Ridge Way, Star, Idaho 83669

          To  the  Subscriber:   At  the address  set  forth  beneath  the
                                 Subscriber's signature

      9. Non-Assignability. The obligations of the Subscriber hereunder shall not be delegated or assigned to any other party without the prior written consent of the Company.

      10. Form of Ownership. Please indicate the form of ownership that the Subscriber desires for the Shares:

           X        Individual
                    Joint Tenants with Right of Survivorship
                    Tenants in Common
                    Community Property
                    Trust
                    Corporation
                    Partnership
                    Other:


DATED this 30th day of March, 2004.


                                /s/ Lindsey Hedin
                              (Signature)

                              __________________________________
                              (Name - Please Print)

                              __________________________________
                              (Primary Place of Residence)

                              __________________________________
                              (City, State and ZIP Code)

                              __________________________________
                              (Telephone Number - Residence)

                              __________________________________
                              (Telephone Number - Business)

                              __________________________________
                              (Social Security or Taxpayer I.D. No.)

ACCEPTED this 18th day of March, 2004.

DENDO GLOBAL CORP.


By   /s/ Cornelius A. Hofman
Its: President